Exhibit 21

Subsidiaries of AmerInst Insurance Group, Ltd.

Name	Jurisdiction of Organization	Percentage Ownership
AmerInst Mezco, Ltd.	Bermuda	100	%(1)
AmerInst Insurance Company, Ltd.	Bermuda	100	%(1)
AmerInst Investment Company, Ltd.	Bermuda	100	%(1)
AmerInst Underwriters, Inc.	Delaware	100	%(1)
AmerInst Holdings, Ltd.	Bermuda	100	%(1)

(1)	AmerInst Mezco, Ltd., a direct wholly owned subsidiary of AmerInst Insurance Group, Ltd., owns 100% of the shares of AmerInst Insurance Company, Ltd., which in turn owns 100% of the shares of each of AmerInst Investment Company, Ltd., AmerInst Underwriters, Inc., and AmerInst Holdings, Ltd.